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                     February 1, 2024

       Andrew M. Young
       Chief Financial Officer
       Capital One Financial Corporation
       1680 Capital One Drive
       McLean, VA 22102

                                                        Re: Capital One
Financial Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-13300

       Dear Andrew M. Young:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance